Filed pursuant to Rule 433

Registration No. 333-224695

Relating to the

Preliminary Prospectus Supplement

dated October 2, 2018

(To Prospectus dated May 4, 2018)

PRICING TERM SHEET

Dated October 2, 2018

Apollo Commercial Real Estate Finance, Inc.

Offering of

$200,000,000 aggregate principal amount of

5.375% Convertible Senior Notes due 2023

The information in this pricing term sheet supplements Apollo Commercial Real Estate Finance, Inc.’s preliminary prospectus supplement, dated October 2, 2018 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Preliminary Prospectus Supplement. Unless the context requires otherwise, references in this pricing term sheet to the “Company,” “we,” “our” and “us” refer only to Apollo Commercial Real Estate Finance, Inc. and not to its subsidiaries.

Issuer	Apollo Commercial Real Estate Finance, Inc., a Maryland corporation.

Ticker / Exchange for Common Stock	ARI / The New York Stock Exchange (“NYSE”).

Trade Date	October 3, 2018.

Settlement Date	October 5, 2018.

Securities Offered	5.375% Convertible Senior Notes due 2023 (the “Notes”).

Aggregate Principal Amount Offered	$200,000,000 aggregate principal amount of Notes (or $230,000,000, if the underwriters fully exercise their option to purchase additional Notes).

Issue Price	98.5% of principal amount, plus accrued interest, if any, from the Settlement Date.

Maturity	October 15, 2023, unless earlier repurchased, redeemed or converted.

Interest Rate	5.375% per annum.

Interest Payment Dates	April 15 and October 15 of each year, beginning on April 15, 2019.

Record Dates	April 1 and October 1.

Price to Underwriters	97.375% of principal amount, plus accrued interest, if any, from the Settlement Date.

NYSE Last Reported Sale Price of the Issuer’s Common Stock on October 2, 2018	$18.66 per share.

Conversion Premium	Approximately 10% above the NYSE Last Reported Sale Price of the Issuer’s Common Stock on October 2, 2018.

Initial Conversion Price	Approximately $20.53 per share.

Initial Conversion Rate	48.7187 shares of the Issuer’s common stock per $1,000 principal amount of Notes.

Net Proceeds after Expenses	$194.5 million (or $223.7 million, if the underwriters fully exercise their option to purchase additional Notes), after deducting the underwriting discount and the Issuer’s estimated offering expenses.

Use of Proceeds	The Issuer intends to use the net proceeds from this offering for general corporate purposes, which may include the repurchase, redemption or exchange of the Issuer’s outstanding debt and equity securities from time to time, the acquisition or origination of the Issuer’s target assets, which include performing commercial first mortgage loans, subordinate financings and other commercial real estate-related debt investments, and for working capital. Pending such uses, the Issuer may use a portion of the net proceeds from this offering to temporarily reduce borrowings under its repurchase agreements.

An affiliate of Goldman Sachs & Co. LLC, an underwriter in this offering, is the lender under the Issuer’s master repurchase and securities contract agreement with Goldman Sachs Bank USA, or the Goldman Facility. An affiliate of Deutsche Bank Securities Inc., an underwriter in this offering, is the lender under the Issuer’s master repurchase agreement with Deutsche Bank AG, Cayman Islands Branch, or the DB Facility. An affiliate of J.P. Morgan Securities LLC, an underwriter in this offering, is the lender under the Issuer’s master repurchase agreement with JPMorgan Chase Bank, N.A., or the JP Morgan Facility. The Issuer may use a portion of the net proceeds of this offering to repay amounts outstanding under the Goldman Facility, the DB Facility and/or the JP Morgan Facility. As such, affiliates of Goldman Sachs & Co. LLC, Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC may receive a portion of the net proceeds of this offering to the extent the Goldman Facility, the DB Facility or the JP Morgan Facility are repaid.

See “Use of Proceeds” in the Preliminary Prospectus Supplement.

Joint Book-Running Managers	Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Deutsche Bank Securities Inc.

Listing	The Notes will not be listed on any securities exchange.

CUSIP / ISIN Number	03762U AC9 / US03762UAC99.

Repurchase at the Option of Holders upon a Fundamental Change	Following a “fundamental change” (as defined in the Preliminary Prospectus Supplement), subject to certain conditions, holders may require the Issuer to repurchase for cash all or part of their Notes at a repurchase price equal to the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date.

Redemption of Notes to Preserve REIT Status	The Issuer may not redeem the Notes prior to their maturity, except to the extent, and only to the extent, necessary to preserve its status as a real estate investment trust (“REIT”) for U.S. federal income tax purposes. If the Issuer determines that redeeming the Notes is necessary to preserve its status as a REIT, then it may redeem all or part of the Notes at a cash redemption price equal to the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Increase in Conversion Rate Upon Conversion Upon a Make-whole Fundamental Change	The following table sets forth the number of additional shares by which the conversion rate will be increased per $1,000 principal amount of Notes for each stock price and effective date set forth below:

	Stock Price
Effective Date	$18.66	$19.00	$19.30	$19.60	$19.90	$20.20	$20.53	$20.80	$21.10	$21.40	$21.70	$22.00
October 5, 2018	4.8718	4.1068	3.4798	2.8980	2.3618	1.8728	1.3897	1.0389	0.6981	0.4131	0.1908	0.0445
October 15, 2019	4.8718	4.0774	3.4394	2.8474	2.3035	1.8089	1.3229	0.9736	0.6379	0.3626	0.1544	0.0245
October 15, 2020	4.8718	4.0774	3.4326	2.8270	2.2709	1.7668	1.2737	0.9212	0.5858	0.3145	0.1147	0.0000
October 15, 2021	4.8718	3.9795	3.3093	2.6913	2.1276	1.6203	1.1310	0.7870	0.4678	0.2215	0.0594	0.0000
October 15, 2022	4.8718	3.9129	3.0948	2.3265	1.7583	1.2619	0.8032	0.4990	0.2398	0.0701	0.0000	0.0000
October 15, 2023	4.8718	3.9129	3.0948	2.3017	1.5326	0.7863	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•

if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365- or 366-day year, as applicable;

•

if the stock price is greater than $22.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate; and

•

if the stock price is less than $18.66 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate be increased pursuant to the provisions described in the Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate Upon Conversion Upon a Make-whole Fundamental Change” to exceed 53.5905 shares of common stock per $1,000 principal amount of Notes, subject to adjustment in the same manner as the conversion rate as described in the Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Conversion Rate Adjustments.”

Certain Tax Disclosures

The disclosure on page S-18 of the Preliminary Prospectus Supplement under the caption “The notes may be issued with original issue discount (‘OID’) for U.S. federal income tax purposes” is amended to read as follows:

The notes will be issued with original issue discount (“OID”) for U.S. federal income tax purposes.

The notes will be treated as issued with OID for U.S. federal income tax purposes. Because the notes will be treated as issued with OID, in addition to the stated interest on the notes, a U.S. Holder (as defined under “Additional U.S. Federal Income Tax Considerations”) will be required to include such OID in gross income (as ordinary income) as it accrues, in advance of such U.S. Holder’s receipt of cash attributable to such OID, regardless of such U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. See “Additional U.S. Federal Income Tax Considerations.”

The disclosure in the first paragraph on page S-61 of the Preliminary Prospectus Supplement is amended to read as follows:

The notes will be treated as issued with “original issue discount,” or OID, for U.S. federal income tax purposes because the stated principal amount of the notes exceeds their issue price by at least a statutorily defined de minimis amount (generally 0.25% of the stated redemption price at maturity multiplied by the number of complete years from the issue date to maturity). Because the notes will be treated as issued with OID, in addition to the stated interest on the notes, a U.S. Holder will be required to include such OID in gross income (as ordinary income) as it accrues, in advance of such U.S. Holder’s receipt of cash attributable to such OID, over the term of the notes on a constant yield basis, irrespective of such U.S. Holder’s regular method of tax accounting.

* * *

The Issuer has filed a registration statement (including a prospectus), and the Preliminary Prospectus Supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, or by telephone at (866) 471-2526, or by facsimile at (212) 902-9316, or by email at prospectusgroup-ny@ny.email.gs.com; Deutsche Bank Securities Inc., Attention: Prospectus Group, 60 Wall Street, New York, NY 10005, or by telephone at (800) 503-4611, or by email at prospectus.CPDG@db.com; or J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Attention: Prospectus Department, or by telephone at (866) 803-9204.

You should rely on the information contained or incorporated by reference in the Preliminary Prospectus Supplement and in the related registration statement, as supplemented by this pricing term sheet, in making an investment decision with respect to the Notes.

Neither this pricing term sheet nor the Preliminary Prospectus Supplement nor the related registration statement constitutes an offer to sell or a solicitation of an offer to buy any Notes in any jurisdiction where it is unlawful to do so, where the person making the offer is not qualified to do so or to any person who cannot legally be offered the Notes.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.